CONSENT

The undersigned hereby consents to the use of my name and the scientific and technical information with respect to the Tonopah Lithium Claims Project derived from Section 2 of the technical report titled "Tonopah Lithium Claims Project NI 43-101 Technical Report - Preliminary Economic Assessment" with an effective date of January 31, 2023, which is included in this annual report on Form 40-F for the year ended February 29, 2024 (the "Form 40-F") and the exhibits filed with the Form 40-F being filed by American Lithium Corp. with the United States Securities and Exchange Commission.

/s/ Valentine Eugene Coetzee
Valentine Eugene Coetzee, B.Eng, M.Eng, Pr.Eng
Date: May 29, 2024